SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

May 6, 2020

VIA EDGAR FILING and E-MAIL: FieldD@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Donald E. Field

Re:	Southern National Bancorp of Virginia, Inc.

Registration Statement on Form S-3

File No. 333-237909

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Southern National Bancorp of Virginia, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, May 8, 2020, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

By:	/s/ Jeffrey L. Karafa
	Name:	Jeffrey L. Karafa
	Title:	Executive Vice President and Chief Financial Officer